Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Incorporation/Organization
Verso Paper Inc.	Delaware
Verso Paper LLC	Delaware
Verso Androscoggin LLC	Delaware
Verso Bucksport LLC	Delaware
Verso Quinnesec LLC	Delaware
Verso Sartell LLC	Delaware
NexTier Solutions Corporation	California
Bucksport Leasing LLC	Delaware